Fund Name	Issuer	Date of Purchase	Aggregate
principal amount of purchase	Aggregate principal
amount of offering	Purchase price (net of fees
and expenses)	Date offering commenced	Price paid
by each purchaser of these securities in this or any
concurrent offering	Underwriter from whom
purchased	Name of Affiliated Underwriter (as
defined in the Rule 10f-3 procedures) managing or
participating in syndicate (attach list of all
members of syndicate)	Commission, spread or profit
Loomis Sayles Full Discretion Institutional
Securitized Fund	Spring leaf Funding Trust
	2/18/2015	$3,999,292.80	$65,620,000
	$99.98232	2/18/2015	$99.98232	Natixis
	Loomis Sayles & Company L.P.	0.7%
Loomis Sayles Full Discretion Institutional
Securitized Fund	Wells Fargo Commercial Mortgage
Trust	8/18/2015	$7,319,944.17	$391,844,000
	$102.9987	8/18/15	$102.9987	Natixis
	Loomis Sayles & Company L.P.	0.00%